Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 14, 2025 in connection with their beneficial ownership of Altimmune, Inc. Each of TAM UK International Holdings Limited, Threadneedle Holdings Limited, TAM UK Holdings Limited, Threadneedle Asset Management Holdings Limited, TC Financing Limited, Threadneedle Asset Management Limited and Threadneedle Investment Services Limited authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Senior Vice President, North America Head of Operations & Investor Services

TAM UK International Holdings Limited
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Senior Vice President, North America Head of Operations & Investor Services
By Columbia Management Investment Advisers, LLC, as Attorney in Fact

Threadneedle Holdings Limited
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Senior Vice President, North America Head of Operations & Investor Services
By Columbia Management Investment Advisers, LLC, as Attorney in Fact

TAM UK Holdings Limited
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Senior Vice President, North America Head of Operations & Investor Services
By Columbia Management Investment Advisers, LLC, as Attorney in Fact

Threadneedle Asset Management Holdings Limited
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Senior Vice President, North America Head of Operations & Investor Services
By Columbia Management Investment Advisers, LLC, as Attorney in Fact

TC Financing Ltd
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Senior Vice President, North America Head of Operations & Investor Services
By Columbia Management Investment Advisers, LLC, as Attorney in Fact

Threadneedle Asset Management Limited
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Senior Vice President, North America Head of Operations & Investor Services
By Columbia Management Investment Advisers, LLC, as Attorney in Fact

Threadneedle Investment Services Limited
By Columbia Management Investment Advisers, LLC, as Attorney in Fact
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Senior Vice President, North America Head of Operations & Investor Services
By Columbia Management Investment Advisers, LLC, as Attorney in Fact